Exhibit 21.1

CMI Acquisition, LLC (a Delaware limited liability company to be converted into a Delaware corporation named SkyWater Technology, Inc.)

List of Subsidiaries

Entity	Jurisdiction of Incorporation
SkyWater Technology Foundry, Inc.	Delaware
SkyWater Federal, LLC	Wyoming